Exhibit 21.0

List of Subsidiaries

Subsidiary	Jurisdiction of Organization
International Advisory Holdings Corp.	Delaware
International Consulting Acquisition Corp.	Delaware
TPI Advisory Services Americas, Inc.	Texas

Technology Partners International, Inc.	Texas

TPI Directory Services Corp.	Delaware
TPI Equity Investment Fund, L.P.	Delaware
TPI Eurosourcing, L.L.C.	Texas
TPI Advisory Services India Pvt. Ltd.	India
TPI Eurosourcing Germany GmbH	Germany
TPI Europe Ltd.	England
Technology Partners International K.K.—Japan	Japan
TPI Sourcing Consultants Canada Corp.	Nova Scotia